RSG Global Consulting Pty Ltd
Head Office:
1162 Hay Street
West Perth WA 6005
P O Box 1671
West Perth WA 6872
Telephone: +61 8 9324 8800
Facsimile: +61 8 9324 8877
Email: info.australia@rsgglobal.com
Web: http://www.rsgglobal.com

28 March 2008

CONSENT OF RSG GLOBAL

To the Board of Directors of Eldorado Gold Corporation

I consent to:

1. The incorporation by reference in this annual report on Form 40-F of March 31, 2008 for the year ended December 31, 2007, of the description of the reports titled:

a. “Tanjianshan Gold Project, China, Technical Report for Eldorado” dated September 2005, and revised January 30, 2006;

b. “Tanjianshan Gold Project, Qinghai Province, China, Bankable Feasibility Study Report for Afcan” dated April 2005;

2. The information that forms the summary of the Reports and the description of certain mineral reserve estimates and other information pertaining to the Tanjianshan Gold Project and to the use of my name under this annual report as a named expert.

Dated as of the 28th day of March 2008

John Hearne

Principal Consultant – Mining Engineering

RSG Global Consulting Pty Ltd (ACN 121 184 290) trading as RSG Global (ABN 14 121 184 290)

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